UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025
Buenos Aires C1107ADQ
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

February 15, 2011

EDENOR FINED BY ENRE RESOLUTION 32/2011

On February 8, 2011 the Argentine national electricity regulator, Ente Nacional Regulador de la Energía (“ENRE”), passed Resolution 32/2011, imposing two fines on the Company and obligating the Company to compensate customers for any disruption in service resulting from a power outage during a heat-wave that occurred from December 22 to December 31, 2010 in alleged violation of the Company’s concession.  The two fines against the Company are in the amounts of AR$749,580.80 (approximately U.S.$187,000) and AR$374,790.39 (approximately U.S.$86,000).  Pursuant to the ENRE resolution, the Company is required to credit the accounts of affected customers in an amount equal to each customer’s portion of the aggregate fine.  In addition, the ENRE resolution requires that the Company compensate its customers (in amounts ranging from AR$180 to AR$450 per customer, depending on the duration of the power outage) by directly crediting customer accounts and, if necessary, making cash payment for the balance of the amount due to the customer as compensation.

Empresa Distribuidora y Comercializadora Norte S.A.
(EDENOR)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: February 15, 2011